October 11, 2024

Audrey Taranto, Esq.
General Counsel
Enstar Group Limited
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton HM11
Bermuda

       Re: Enstar Group Limited
           Preliminary Proxy Statement on Schedule 14A
           Filed September 30, 2024
           File No. 001-33289
Dear Audrey Taranto Esq.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance